Mail Stop 3561

May 26, 2006

Charles Sander, President
Catcher Holdings, Inc.
39526 Charlestown Pike
Hamilton, VA  20158-3322

      RE:  Catcher Holdings, Inc. ("the company")
              Registration Statement on Form SB-2
              Filed April 27, 2006
              File No.  333-133579

Dear Mr. Sander:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please revise to include summary financial data for all periods presented in the financial statements.

Prospectus Cover Page
2. Please disclose the expiration date of the offering here and later in the plan of distribution section. If any extension(s) are possible, this should be made clear together with the latest outside expiration date if extensions are made.

Prospectus Summary

Overview, page 1
3. The third bullet under "Our History" indicates Catcher has obtained FCC equipment authorization to permit sales in the U.S. Later disclosure indicates the authorization covers only the prototype, not production units. Please revise as appropriate. Further, later in your filing, please explain the process, including principal steps, timing and costs, to obtain further authorization.
4. You disclose that a series of accessories to support the product are being developed. In another appropriate section, please provide further detail to describe these and disclose the timeframe in which they will be available for purchase.

The Offering, page 4
5. Please indicate in a note any commitments for the company to issue stocks, options, or warrants.

Risk Factors, page 8
6. In the fourth risk factor, please revise to clarify the
reference
to "it" in the sentence beginning, "If Scanz or its licensee made any
such claims, . . . ."  If "it" refers to Catcher, please clarify.
7. Reference is made to your eleventh and twelth risk factors. Please advise us regarding the applicability of this Division`s letter dated January 21, 2000 to Ken Worm of the NASD.
8. In regard to the twelth risk factor, please tell us whether the company may face the potential for rescission liability to purchasers in the S-8 offerings. If yes, please revise this risk factor and other appropriate disclosures in the prospectus.

Management`s Discussion and Analysis of Financial Condition...

Plan of Operation, page 16
9. Please file the agreements with EPS and CGI as mentioned in the paragraph at the top of page 16. See Item 601(b)(10) of Regulation
S-B. If you do not believe these agreements need to be filed, please explain.
10. Please disclose each principal activity which you plan to conduct in the next 12 months and explain how you will conduct that activity, quantify the expected costs involved and also disclose your source of funds.

Comparison of the Three Months Ended March 31, 2006 and 2005...,
page
17
11. We further note your statement, "[W]e expect revenue on the first production units towards the end of the second quarter and increasing throughout 2006." (emphasis added) Please provide the basis for this belief and make clear, if true, that this is management`s opinion.

Liquidity and Capital Resources, page 20
12. Disclose the cash balance as of a recent date.

Company Overview, page 25
13. If true, please clarify the third paragraph to indicate that your device has not passed Military Standard 810F. Clarify your summary as well. Further, in other disclosure, please explain the significance of this standard to your business activities and disclose the process for passing this standard, including principal steps, time frame and costs.
14. Please clarify the meaning of the term "watermarking technology" in the fourth paragraph.
15. We note that the prototype was completed in August, 2005 and that you have secured initial purchase orders and have commenced initial production of the CATCHER device. We also understand from the disclosure that you require additional FCC authorization before beginning sales. Please disclose the impact of the additional authorization upon the commencement of sales of your device.

Strategy, page 26
16. We note from the third paragraph that the company is in "various stages of contract negotiations with numerous VARs". We further note that the company has "started the process of becoming an "approved vendor" to government integrators who are not under a VAR agreement".
Please expand your disclosure to provide more specific information on these transactions and arrangements, to the extent possible.

Competition and Market Risks, page 27
17. Please expand this section or provide another to address the potential market for the CATCHER device.
18. Here or elsewhere as appropriate, please describe your intended marketing activities for the next 12 months together with the associated costs, providing as much detail as possible.
19. Please revise this section to provide more details about competition in the security industry now and expected. In this regard, we note your statement, "[W]e believe that there will be significant competition in the security market for products having functionality similar to the CATCHER device."

Intellectual Property, page 27
20. Please explain "non-final rejection" of the 7/6/04 patent application and disclose the potential ramifications to the company.
21. We reiterate the staff`s previous comment #59 from our letter dated September 2, 2005 which was issued on the company`s previous registration statement, file number 333-127077. Please discuss the
"Verna Application" that is referred to on page 6 of this registration statement or advise.
22. Please provide updated disclosure with respect to the status of
Ira Tabankin`s provisional patent application which was signed over to the company in March, 2006.

Legal Proceedings, page 28
23. Please file the written agreement with PPC as an exhibit to the registration statement or explain why filing is not necessary under
Item 601 of Regulation S-B.

Selling Stockholders, page 44
24. The percentage amounts shown in the "Shares Beneficially Owned Prior to the Offering" for Agile Partners, L.P., London Family Trust, and Sandor Capital Master Fund, L.P. do not agree with the percentage amounts shown in the "Security Ownership of Certain Beneficial Owners
- 5% Stockholders" table on page 39. Please revise to make the disclosure consistent or advise.

Changes In And Disagreements With Accountants on Accounting and Financial Disclosure, page 60
25. Item 304(a)(1)(iv)(A) of Regulation S-B requires you to disclose whether there were disagreements between the Company and the former accountant for the two most recent fiscal years and any subsequent interim period through the date of dismissal. Please revise the disclosure in the registration statement and include an updated
Exhibit 16 letter from your former accountant.

Financial Statements

Consolidated Statement of Operations, F-5
26. We noted the disclosure of $2,028,129 in acquired research and development for the year ended December 31, 2005. Please tell us in detail if this was acquired during the purchase of U.S. Telesis or another transaction, how you have accounted for the acquisition of the research and development, and cite the specific authoritative literature you used to support your accounting treatment. Please note, if your disclosure and related accounting treatment relates to the elimination of the accumulated deficit of US Telesis (the public shell company), it is not appropriate to charge such amounts through the statement of operations. Please advise or revise.

Note 3 - Asset Purchase, F-14
27. We noted the disclosure that Catcher acquired certain assets and assumed certain liabilities of $836,000 of LCM in April 2005 prior to the merger between Catcher, Inc. and U.S. Telesis Holdings, Inc. It appears at the time of the transaction Catcher and LCM were shell companies with no operations. Please clarify the following:

* Explain the business purpose of this transaction and what the benefit is to the Company and the shareholders.
* The disclosure states that Ira Tabankin was the sole shareholder of
LCM and owned approximately 36% of Catcher at the date of the asset purchase. Clarify if LCM was insolvent at the time of the transaction and clarify who owned the assets to LCM at the time of the transaction. In addition, please provide a detail of the shareholders and their ownership interest in Catcher prior to the acquisition of LCM.
* Tell us how you arrived at the conclusion that this transaction was a reverse acquisition. It appears from the asset purchase agreement that Catcher acquired the assets of LCM for the assumption of the outstanding liabilities and no stock was exchanged resulting in no change in control.

Note 7 - Manufacturing Agreement, F-18
28. We noted that you capitalized production startup costs for tooling and non-recurring engineering costs which were paid to a supplier under a manufacturing agreement. Consistent with the principles of SFAS 2, design and development costs (e.g. for molds, dies, and other tools) involving new technology, should be expensed as incurred. Please cite the specific authoritative literature you used to support your accounting treatment that such costs should be capitalized and not expensed. Please advise or revise as necessary.

Note 9 - Equity Transactions, F-19

March 2006 Private Placement (unaudited), F-21
29. The disclosure of the net proceeds of $6,111,000 from the sale of common stock and Series D warrants does not appear to reconcile to the statement of shareholders` equity. Please clarify and revise.

Part II

Item 26.  Recent Sales of Unregistered Securities, page II-2
30. The introductory paragraph of this section states all unregistered issuances of securities were exempt from registration under Section 4(2) and/or Rule 506 of Regulation D. You also state that "[a]ll recipients had adequate access through their relationships with us..." (emphasis added) For each transaction, please set forth the facts supporting the availability of the private placement exemption. For each transaction, please describe the relationship of the purchaser to the issuer and address the financial sophistication or accredited investor status of purchasers. See Item
701(d) of Regulation S-B in this regard.

General
31. We reiterate comment #95 from our comment letter dated
September
2, 2005 pertaining to the previous registration statement filed by
Catcher.   All of the securities issued while U.S. Telesis was a
blank check company and all securities held by management and principal shareholders, including their affiliates, of U.S. Telesis while it was a blank check company would appear to be subject to this
Division`s letter to NASD Regulation, Inc., dated January 21,
2000.
Further, under the Division`s letter, other U.S. Telesis
securities
issued before the Catcher acquisition may be subject to that letter.
Please disclose the Division`s position  and explain how it
relates
to your securities.  If there is uncertainty, please explain in your
disclosure.   If true, disclose that all such shares have been
registered for sale under this registration statement. If that is not the case, please advise.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Angela Halac at (202) 551-3398 with any accounting related questions, and Janice McGuirk at (202) 551-3395 with any other questions.



	Sincerely,




	John Reynolds

	Assistant Director



cc:   Jeremy D. Glaser, Esq.
        (858) 720-5125